Filed by Amryt Pharma plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Chiasma, Inc.
(Commission File No. 001-37500)
Date: May 5, 2021

The following is a transcript of a presentation made to investors and analysts by Amryt Pharma on May 5, 2021:

Speakers:

Dr Joe Wiley
Chief Executive Officer, Amryt

Raj Kannan
Chief Executive Officer & President, Chiasma

Operator

Hello everyone and thank you for joining us for the call to discuss the proposed acquisition of Chiasma by Amryt.

Before we begin formal remarks, let me remind you that some of the information in today’s news release and on this conference call contains forward-looking statements related to, among other things, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results.  These forward-looking statements involve risks, uncertainties and assumptions that are difficult to predict and which may be outside of the parties’ control, including, among other things risks that the merger disrupts current plans and operations of the businesses; the outcome of any legal proceedings related to the merger; the ability of the parties to consummate the proposed transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the proposed transaction, the development of Amryt’s and Chiasma’s businesses, trends in their operating industry, changing economic, financial, or other market conditions. In light of these risks, uncertainties and assumptions, the events or circumstances referred to in the forward-looking statements may differ materially from those indicated in these statements. Words that express and reflect optimism, satisfaction with current progress, prospects or projections, as well as words such as believes, intends, estimates, expects, plans, projects, anticipates and other similar variations identify forward-looking statements but their absence does not mean that a statement is not forward-looking.  Such forward-looking statements are not a guarantee of performance and the Company’s actual results could differ materially from those contained in such statements.

Any forward-looking statements made, speak only as of the date of today’s press release and conference call, Wednesday May 5, 2021, and the companies undertake no obligation to publicly update any forward-looking statements or supply new information regarding the circumstances after the date of this call.

I want to draw your attention to 2 press releases that we issued. Earlier today, Amryt and Chiasma published a joint press release announcing the proposed acquisition of Chiasma by Amryt, copies of which can be found on the respective Amryt and Chiasma corporate websites. Separately, Amryt issued a press release this morning announcing financial results for Q1 2021.

Today’s call will happen in 2 segments. To begin with, Dr. Joe Wiley and Raj Kannan will present the details of the proposed transaction, and will then be joined by senior management from both companies for a Q&A session regarding the transaction at the conclusion of their formal remarks.

We will then turn the call back to Joe Wiley and Rory Nealon, Amryt’s CFO and COO to discuss Amryt’s Q1 2021 results.  This will be followed by a second Q&A session, specifically focused on questions around Amryt’s Q1.

There are slides accompanying today’s call, you can access these through Amryt and Chiasma corporate websites.

At this time, I will turn the call over to Dr. Joe Wiley. Joe, please go ahead.

Dr Joe Wiley

Thank you. I am now on slide 5.

Good afternoon, everyone, and good morning to those joining from the U.S.  Today is an important day for Amryt.  We’re very excited to be announcing that we’ve entered into a definitive agreement to acquire Chiasma in an all-stock transaction.

I’m pleased to be joined on the call by Raj Kannan, CEO of Chiasma along with other members of the Chiasma management team. Before getting into the details of the transaction along with the deal rationale and more, let me first say thank you to the teams from both companies for working very hard over these last few weeks to get to this point.

This is a deal which further strengthens Amryt’s position as global leader in treating rare and orphan conditions. The combined company will have three on-market commercial products, lomitapide, metreleptin and MYCAPSSA® as well as a significant development pipeline. This portfolio will be supported by a global commercial and operational footprint.

MYCAPSSA is the first and only approved oral somatostatin analog for appropriate patients with acromegaly. We see significant revenue growth opportunities for MYCAPSSA® in acromegaly where we estimate the global market is worth an estimated $800 million. We are also very excited to further develop the potential for MYCAPSSA in patients with carcinoid symptoms stemming from neuroendocrine tumors, where the total market opportunity is even larger, estimated at $1.9 billion.

This transaction is expected to accelerate and diversify Amryt’s growing revenues and we believe this combined portfolio of products offers a pathway to a potential $1 billion in peak revenues.

Moving onto slide 6.

For Amryt’s lead development candidate, Oleogel-S10, we have made regulatory submissions in both the U.S. and EU. If approved, this will bring the combined company’s portfolio of commercial products to four.

Very importantly, this transaction will leverage our track record of successful integration.  Amryt already has in place the infrastructure, expertise and the financial flexibility to realize the full potential of MYCAPSSA. We intend to deploy this infrastructure to further accelerate the launch of MYCAPSSA in the US and also leverage our regulatory affairs experience and global commercial infrastructure to seek MYCAPSSA approval and launch internationally.

The acquisition is expected to deliver annual cost synergies of approximately $50 million and we expect that it will be revenue, EBITDA accretive and cash generative in the first full calendar year of combined operations and substantially accretive thereafter. Chiasma’s existing royalty interest financing agreement is expected to be fully repaid upon closing of this transaction, allowing us to add a high margin, unencumbered asset to our portfolio.

This is an all stock transaction with Amryt shareholders to own approximately 60% of the combined company and Chiasma shareholders to own approximately 40%.  The deal has been unanimously approved and recommended by the Boards of both Amryt and Chiasma.  We also have voting agreements with lead shareholders of both businesses -- Athyrium Capital Management, Highbridge Capital Management and MPM Capital.

Slide 7 here should help explain exactly why we’re so excited by this transaction, and how we can leverage our combined infrastructure to really get to most out of our assets and create shareholder value.

The addition of MYCAPSSA to Amryt’s existing commercial products means that the combined company will have a total of 3 products on the market with strong IP protection.

Amryt already has an existing global infrastructure. In addition to our commercial and medical teams, we also have strong capabilities in R&D and regulatory. The addition of Chiasma will further strengthen our existing footprint in the U.S.

MYCAPSAA has recently been launched in the U.S. and given the significant degree of customer call-point overlap we believe the combined business will potentially accelerate the adoption of MYCAPSSA with endocrinologists.  Given our strong existing relationships with endocrinologists and by combining and scaling salesforces, we believe that this will not only drive MYCAPSSA adoption but also potentially enable further metreleptin revenue growth.

On the R&D front, our lead development pipeline product Oleogel-S10 is under regulatory review in the U.S. and EU , and we intend to advance our gene therapy AP103 into the clinic in 2022.  With this transaction, we are also excited by the opportunity for MYCAPSSA in NET and post FDA discussion, it is our intention to start a Phase 3 study in this indication in the first half of 2022.  We believe there is also a potential to leverage Chiasma’s technology delivery platform with our other products.

I already mentioned the financial benefits, but just to reiterate. The transaction will be revenue accretive immediately, we expect approximately $50 million in annual cost synergies and expect to be EBITDA positive and cash generative in the first full calendar year.

Turning to slide 8.

This is an overview of Amryt, and I am presenting this mainly for the benefit of Chiasma shareholders and others who might be a bit less familiar with us.

Amryt is a growing commercial business with two commercial products (metreleptin and lomitapide) and a significant development pipeline. Our business is EBITDA positive and cash generative.

Our Global HQ is in Dublin, Ireland; our US HQ is in Boston. The company was founded in 2015.

On the right you can see financial metrics, including some highlights from our Q1 2021 numbers which we reported this morning.

Slide 9 presents a financial snapshot of Amryt and should give you a sense of the how well the business is currently performing. What you are seeing here are the 2020 vs 2019 numbers, as well as some highlights from our Q1 2021 financial results.

What I want to emphasize here is that these numbers are, to a large extent, testament to the success of the Aegerion acquisition. We acquired Aegerion in September 2019, and it was successfully integrated, turning the combined business EBITDA positive in Q1 2020.

Acquiring businesses and products is an integral part of Amryt’s growth strategy and success to date. We have a proven track record of doing it successfully, and I am fully confident that we can repeat this success with Chiasma.

Today, we announced Q1 2021 revenues of $48.4M, that’s up 8.7% over the same period last year, and up 13.9% sequentially over Q4 2020

Metreleptin revenues in Q1 increased by 11.3% year over year to $30.0 million and lomitapide revenues increased 4.4% year over year to $18.2 million.

EBITDA in Q1 was $9.9 million and that compares with $4.6M in Q1 2020.

We have a strong balance sheet, with cash of $118.6 million as of March 31.

Today, we have announced  that we are raising our full year 2021 revenue guidance from $200 to $205 million to $205M - $210 million. This of course reflects the strength of Amryt’s existing business, and excludes the expected uplift from MYCAPSSA revenues, post transaction close.

Moving onto Amryt’s approved products. I am now on slide 10.

I will start with metreleptin which is our product for the treatment of lipodystrophy.  This is a chronic condition that results in leptin deficiency which in turn causes metabolic abnormalities including severe insulin resistance, diabetes, hypertriglyceridemia and fatty liver.  Metreleptin, which is an analog of the hormone leptin, has been shown to improve these metabolic parameters resulting in lower triglyceride levels, lower blood sugar levels and lower Hb A1C.

The size of the opportunity in the major markets is summarized here.  We estimate that the global market for metreleptin is worth $530 million.  So we believe the product still has significant potential for further market penetration.

Our other product, lomitapide, is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal treatments for adults with a rare cholesterol disorder known as Homozygous Familial Hypercholesterolemia or HoFH.

HoFH is a potentially life-threatening disorder that impairs the body’s ability to remove LDL or bad cholesterol from the blood. The result is extremely high blood LDL cholesterol levels that, left untreated, can lead to blocking of arterial blood vessels. HoFH patients are at a high risk of experiencing life-threatening cardiovascular events and untreated have a substantially reduced life expectancy.

We estimate that the global market for lomitapide in HoFH is approximately $250 million.

Onto slide 12 . . .

Amryt’s most advanced development stage candidate, and potentially a very significant growth driver, is Oleogel-S10.  If approved, this product will be known under the brand name Filsuvez®.  The successful completion of our Phase 3 trial in EB was one of Amryt’s major accomplishments last year.   The trial (known as EASE) met its primary endpoint, with 41.3% of patients in the Oleogel-S10 group achieving first complete closure of EB target wound within 45 days of treatment, versus 28.9% in the control group.  The result was statistically significant (the p-value was 0.013). EASE was the largest Phase 3 trial ever conducted in EB and also the first to show a positive readout.

Our plans to seek approval for Oleogel S10 are already far advanced, and we have made regulatory submissions in both the U.S. and EU.  Our NDA submission to the FDA includes a request for Priority Review which could potentially expedite the review process to six months following acceptance of the NDA submission. If this is granted, we could potentially be looking at U.S approval in the 4th quarter this year.

Previously, Oleogel-S10 has been granted Orphan, Fast Track and Pediatric Rare Disease designation by the FDA. This means that if an NDA is approved under priority review, we will be eligible to apply for a Priority Review Voucher that can be used, sold or transferred.

Turning to Slide 13, as you can see the combined portfolio of products and pipeline, post transaction close, will be significant.

For the two commercial Amryt products, lomitapide and metreleptin, you can see the approved indications on the upper section of the chart.

MYCAPSAA in acromegaly will be our third marketed product, and, as I mentioned, this  also has the potential to be developed for neuroendocrine tumors.

I have already discussed Oleogel S10 and would like to highlight our exciting gene therapy asset AP103 which is expected to enter the clinic next year.

The important thing to note here, is not just the breadth of our portfolio, and also that these products will generate meaningful news flow this year, into 2022 and beyond.

Slide 14 shows the extent of Amryt’s global infrastructure.

For the US and major markets in the EU, we have our own direct sales. In the Middle East we operate a hybrid model with our own teams working together with local distributors. We have a similar model in Latin America.

Beyond that we have distributors in Canada,  Central and Easter Europe, and Russia.

We plan to leverage this infrastructure to drive launch of MYCAPSA internationally.

PAUSE

At this point, I will hand it over to Raj Kannan to talk about Chiasma, the opportunity for MYCAPSSA, and the potential for this transaction to deliver significant value for shareholders.

Raj Kannan

Thank you Joe. I am now on slide 15.

Let me start by saying I am equally excited about the combination and the potential for the combined company to deliver value for both the patients we serve and for our shareholders.    For the Amryt shareholders and for those of you who may be less familiar with Chiasma, we are a commercial stage company that is focused on developing and commercializing oral formulations for patients who face significant challenges with their injectables. We were pleased to have Mycapssa as the first and only oral SSA approved for patients with acromegaly in June of 2020.  The US adult acromegaly market is a commercially attractive space in which we estimate approximately 8000 patients to be on chronic SSA injectables therapy.

We believe given the robust clinical data we have generated for MYCAPSSA and the patient preference for orals, Mycapssa has the potential to become the new standard of pharmacological care for the maintenance treatment of patients with acromegaly. We believe we have strong patent protection for MYCAPSSA in the US and EU to 2029. with method of use coverage in the US to 2036 (with an EU patent pending).  And, lastly, our company’s genesis was the technology delivery platform we call TPE and,  with the approval of MYCAPSSA, we believe we have a validated platform to explore other development opportunities in the conversion of burdensome injectables in therapeutic areas of high unmet need for an oral option.

Moving on to slide 16 . . .

Acromegaly, as many of you may know is a rare disease most often caused by a benign pituitary tumor and characterized by an excess of growth hormone and insulin-like growth factor-1 hormone.  It’s a serious life altering and a life threatening disease.  The first line treatment choice is surgery however we estimate that 4 out of 10 patients are either ineligible for surgery or are not cured and will need lifelong pharmacological treatment.  The SSA class is the preferred dominant 1st line therapy for these patients.

Prior to the introduction of MYCAPSSA,, the current SSA injectables, while life altering therapy for patients with acromegaly, brought with them significant challenges.  These injectables are administered via large bore needles – 18 to 19 gauge injections.  Many patients experience considerable pain even days after administration and a significant percentage of patients experience modest to severe ISRs. Importantly, more than half experience breakthrough symptoms towards the end of the monthly dosing cycle when the level of the drug begins to taper off.  Patients may also miss working days in scheduling visits with their HCP offices as these injections often have to be administered by a HCP.  Given the significant challenges patients with acromegaly face, we believe MYCAPSSA offers an attractive alternative in providing consistent biochemical control and a positive patient experience with a simple daily dose regimen of an oral pill.

Turning to slide 17.

We launched MYCAPSSA in September 2020 and given the launch during the pandemic, we adopted a hybrid and a phased approach in our go to market launch plan with MYCAPSSA.   We are pleased with our launch progress to date.   We have significantly increased the number of covered lives with access to MYCAPSSA, now over 185 million lives, and also increased our reach into pituitary centers and high-volume endocrinologists who are most likely to be early adopters of the potential paradigm shift.  Importantly, based on our market research, the leading indicators on physician intent to prescribe, the patient’s willingness to try an oral option, and the increasing payer coverage who recognize and accept the value proposition of a needed oral option for patients with acromegaly, support our belief that MYCAPSSA is well positioned to become the new standard of pharmacological care in the maintenance treatment of patients with acromegaly.

Net sales of SSAs in 2019 were estimated at $2.8B globally of which acromegaly represents approximately $800 million.  In addition to this opportunity, the dominant utilization of SSAs is in NET.  Potentially expanding the benefits of MYCAPSSA to patients with NET is a logical next step.

NETs represent the single largest segment of the US SSA market, accounting for approximately $1.3 billion. This could represent a significant commercial opportunity for MYCAPSSA

Onto slide 19

NETs are abnormal growths of neuroendocrine cells occurring throughout the body (most common in GI tract). NETs can metastasize and produce hormones that cause significant symptoms (“carcinoid syndrome” which includes diarrhea & flushing episodes). Treatments include surgery and somatostatin analogues (SSAs) to limit tumor progression and address carcinoid symptoms.

Octreotide LAR and lanreotide depot injections are broadly used as first-line pharmacological treatments and the potential addressable market with SSA in NET is estimated at approximately 24,000 patients in the US.  We believe there is a high unmet need for an oral option in NET similar to the acromegaly market.  As we noted in the joint press release today, following feedback from the FDA we believe we have a modified 505b2 regulatory pathway for marketing approval that could potentially enable MYCAPSSA to become the first approved oral SSA indicated for the treatment of carcinoid symptoms in patients with NET.

Finally, MYCAPSSA emerged from our proprietary oral delivery technology platform, which we call TPE.  This is now a validated platform that allows us to further explore additional new development opportunities in therapeutic areas dominated by burdensome injectables with high unmet needs.

I am now on slide 21.

I hope that gives you a good overview of Chiasma and why we are confident in establishing a successful commercial company with a meaningful pipeline.

I now want to articulate why we want to be parter Amryt and why this is the right time in Chiasma’s evolution to enter into this transaction.

As you heard from Joe, Amryt is an established successful company focused on rare and orphan diseases with a consistent track record of commercial success.

Amryt’s global presence is a key factor for us in joining forces with them. Chiasma is essentially a U.S. focused organization today so there will be clear benefits to leveraging Amryt’s global commercial presence and success in key markets outside the US. This will be critical, we believe, to the continued growth of MYCAPSSA globally.

Importantly, we believe this combination allows us to accelerate the commercialization of MYCAPSSA in the US while extracting significant operational synergies of approximately $50M in annual savings.  We believe the combination allows our business to get to profitability and positive cash flows faster than doing this alone.  Lastly, capitalizing on AMRYT’s financial strength and cash flows, we expect the combined company to further expand the development opportunities for MYCAPSSA beyond acromegaly and by leveraging our technology delivery platform.

Importantly, I believe that Amryt and Chiasma have shared values in that both companies are passionate about delivering innovative new treatments that can help improve the lives of patients with rare and orphan diseases.  In meeting with Joe and many members of his management team, I believe there is a good cultural fit and this is going to be a key factor in making this combination a success.

Finally, I can say that I am impressed by the management team at Amryt. They have a clear vision for the company and I am confident that they have the passion, the drive, and the resources to maximize the value of MYCAPSSA and the TPE to create long term value both for patients and for our shareholders

I will now turn the call back over to Joe for closing remarks.

Joe Wiley

Thank You Raj.  Turning to slide 22, let me conclude by reiterating why we think this transaction makes sense strategically and why we have strong conviction of the value that this combination will bring to our patients and our shareholders.

This transaction strengthens our position as a leading global commercial-stage orphan disease company. The combined business will have three marketed products, each of them growing and addressing large attractive markets.

In addition, we have an exciting pipeline of development stage assets with the potential to drive near and long-term growth.

Overall, the combination represents a compelling operational and strategic fit, supported by a global commercial, medical and regulatory rare disease infrastructure.  And very importantly, we believe we will have the financial strength to deliver on our future growth plans.

That concludes our prepared remarks, I will now hand over to our operator and we will open the call to questions. And in the interest of time, I would ask that everyone limit themselves to a maximum of two questions each.

Operator
Q&A
Joe Wiley

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, Amryt intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Chiasma and that also constitutes a prospectus of Amryt, and each of Chiasma and Amryt may file with the SEC other documents regarding the proposed transaction.  This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that Amryt or Chiasma may file with the SEC.  The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of Chiasma.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT AMRYT, CHIASMA AND THE PROPOSED TRANSACTION.  Investors and security holders may obtain copies of these documents, once such documents are filed with the SEC, free of charge through the website maintained by the SEC at www.sec.gov or from Amryt at its website, https://amrytpharma.com, or from Chiasma at its website, https://chiasma.com. Documents filed with the SEC by Amryt will be available free of charge by accessing Amryt’s website under the heading Investors, or, alternatively, by contacting Amryt’s Investor Relations department at ir@amrytpharma.com, and documents filed with the SEC by Chiasma will be available free of charge by accessing Chiasma’s website at https://chiasma.com under the heading News and Investors or, alternatively, by contacting Chiasma’s Investor Relations department at investor.relations@chiasmapharma.com.

Participants in the Solicitation

Amryt and Chiasma and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Chiasma in respect of the proposed transaction under the rules of the SEC. Information about Chiasma’s directors and executive officers is available in Chiasma’s definitive proxy statement dated April 26, 2021 for its 2021 Annual Meeting of Stockholders. Information about Amryt’s directors and executive officers is available in Amryt’s Annual Report on Form 20-F filed with the SEC on April 30, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Chiasma or Amryt using the sources indicated above.